UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2023
Commission File Number: 001-32199

SFL Corporation Ltd.
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of SFL Corporation Ltd. (“SFL” or “the Company”) for the nine months ended September 30, 2023.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333-264330) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2022 and the Company’s Registration Statement on Form F-3ASR (Registration No. 333-271504) filed with the SEC on April 28, 2023.

SFL CORPORATION LTD.

REPORT ON FORM 6-K FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

INDEX

Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2023 and September 30, 2022	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2023 and September 30, 2022	Page 5
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2023 and December 31, 2022	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2023 and September 30, 2022	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the nine months ended September 30, 2023 and September 30, 2022	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 31
Cautionary Statement Regarding Forward-Looking Statement	Page 42
Signatures	Page 45

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the nine months ended September 30, 2023 and September 30, 2022
(in thousands of $, except per share amounts)

	Nine months ended
	September 30,
	2023	2022
Operating revenues
Interest income related parties – direct financing leases	—	382
Interest income other – sales-type, direct financing leases and leaseback assets	5,276	6,496
Service revenue related parties – direct financing leases	—	1,746
Profit sharing income – related parties	—	2,670
Profit sharing income – other	9,773	18,273
Time charter revenues – related parties	40,896	38,949
Time charter revenues – other	347,596	310,829
Bareboat charter revenues – related parties	—	17,770
Bareboat charter revenues – other	—	23,720
Voyage charter revenues	31,311	47,291
Drilling contract revenues	102,007	180
Other operating income	5,854	4,270
Total operating revenues	542,713	472,576
Gain on sale of assets and termination of charters, net	18,670	13,228
Operating expenses
Vessel operating expenses – related parties	17,034	18,477
Vessel operating expenses – other	119,180	112,601
Rig operating expenses -other	81,161	2,932
Depreciation	157,672	138,904
Vessel impairment charge	7,389	—
Administrative expenses – related parties	1,147	1,117
Administrative expenses – other	10,625	10,679
Total operating expenses	394,208	284,710
Net operating income	167,175	201,094
Non-operating income/(expense)
Interest income – related parties, long term loans to associated companies	3,413	3,413
Interest income – related parties, other	—	275
Interest income – other	6,843	1,092
Interest expense	(124,730)	(80,217)
Loss on repurchase of bonds	(540)	—
(Loss)/gain on investments in debt and equity securities	(518)	13,093
Dividend income - related parties	1,090	—
Other financial items, net	(30)	13,444
Equity in earnings of associated companies	2,155	2,120
Income before taxes	54,858	154,314
Tax expense	(2,289)	—
Net income	52,569	154,314
Per share information:
Basic earnings per share	$0.42	$1.22
Diluted earnings per share	$0.41	$1.16
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the nine months ended September 30, 2023 and September 30, 2022
(in thousands of $)

	Nine months ended
	September 30,
	2023	2022
Net income	52,569	154,314

Fair value adjustments to hedging financial instruments	(5,328)	17,928
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	4,607	—
Fair value adjustments to investment securities classified as available-for-sale	—	(96)
Other comprehensive loss	(12)	(178)
Other comprehensive income, net of tax	(733)	17,654

Comprehensive income	51,836	171,968
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as of September 30, 2023 and December 31, 2022
(in thousands of $, except share data)

	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	118,028	188,362
Investments in debt and equity securities	6,222	7,283
Due from related parties	3,986	4,392
Investment in sales-type leases and leaseback assets, current portion	21,423	15,432
Trade accounts receivable	34,846	20,003
Other receivables	19,345	26,052
Inventories	12,307	16,395
Prepaid expenses and accrued income	10,934	17,127
Financial instruments at fair value, current portion	1,931	1,936
Total current assets	229,022	296,982
Vessels, rigs and equipment, net	2,623,925	2,646,389
Vessels under finance lease, net	583,866	614,763
Investment in sales-type leases and leaseback assets, long-term portion	37,098	103,591
Investments in associated companies	16,517	16,547
Capital improvements, newbuildings and vessel purchase deposits	99,222	97,860
Loans and long term receivables from associated companies	45,000	45,000
Financial instruments at fair value, long-term portion	24,392	26,716
Other long-term assets	12,566	13,482
Total assets	3,671,608	3,861,330

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	384,730	921,270
Finance lease liability, current portion	210,301	53,655
Due to related parties	1,098	1,936
Trade accounts payable	16,457	7,887
Financial instruments at fair value, current portion	15,520	16,861
Accrued expenses	60,983	27,198
Other current liabilities	23,294	27,804
Total current liabilities	712,383	1,056,611
Long-term liabilities
Long-term debt	1,681,730	1,279,786
Finance lease liability, long-term portion	222,662	419,341
Financial instruments at fair value, long-term portion	12,016	14,357
Other long-term liabilities	4	4
Total liabilities	2,628,795	2,770,099

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($0.01 par value; 300,000,000 shares authorized; 138,562,173 shares issued and 137,467,078 shares outstanding at September 30, 2023). ($0.01 par value; 300,000,000 shares authorized; 138,562,173 shares issued and outstanding at December 31, 2022).	1,386	1,386
Additional paid-in capital	617,767	616,554
Treasury stock	(10,174)	—
Contributed surplus	424,562	424,562
Accumulated other comprehensive income	7,981	8,714
Accumulated profit	1,291	40,015
Total stockholders’ equity	1,042,813	1,091,231
Total liabilities and stockholders’ equity	3,671,608	3,861,330
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2023 and September 30, 2022

(in thousands of $)

	Nine months ended
	September 30,
	2023	2022

Net cash provided by operating activities	262,169	246,622

Investing activities
Purchase of vessels, capital improvements, newbuildings and deposits	(200,797)	(374,024)
Proceeds from sales of vessels and termination of charters	156,200	83,333
Net amounts received from associated companies	2,183	2,181
Proceeds from redemption of available-for-sale debt securities	—	7,925
Collateral deposits paid on swap agreements	(1,250)	(7,405)
Net cash used in investing activities	(43,664)	(287,990)

Financing activities
Principal payments under finance lease obligations	(40,033)	(38,203)
Proceeds from debt	811,454	597,350
Repayments of debt	(720,286)	(406,148)
Repurchases and redemption of bonds	(205,848)	—
Payments of debt fees	(12,247)	(4,498)
Principal settlements of cross currency swaps, net	(20,412)	—
Cash paid for shares repurchase	(10,174)	—
Cash dividends paid	(91,293)	(82,411)
Net cash (used in)/provided by financing activities	(288,839)	66,090

Net change in cash and cash equivalents	(70,334)	24,722
Cash and cash equivalents at start of the period	188,362	153,960
Cash and cash equivalents at end of the period	118,028	178,682

Cash and cash equivalents:
Cash and cash equivalents	118,028	178,682
Cash and cash equivalents at end of the period	118,028	178,682
The accompanying notes are an integral part of these consolidated condensed financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the nine months ended September 30, 2023 and September 30, 2022

(in thousands of $, except number of shares)

	Nine months ended
	September 30,
	2023	2022
Number of shares outstanding
At beginning of period	138,562,173	138,551,387
Shares issued	—	10,786
Shares repurchased	(1,095,095)	—
At end of period	137,467,078	138,562,173
Share capital
At beginning of period	1,386	1,386
At end of period	1,386	1,386
Additional paid-in capital
At beginning of period	616,554	621,037
Impact of adoption of Accounting Standards Update (“ASU”) 2020-06	—	(5,863)
Amortization of stock-based compensation	1,213	1,060
At end of period	617,767	616,234
Treasury stock
At beginning of period	—	—
Treasury stock at cost (1,095,095 and 0 shares, respectively)	(10,174)	—
At end of period	(10,174)	—
Contributed surplus
At beginning of period	424,562	461,818
Dividends declared	—	(37,256)
At end of period	424,562	424,562
Accumulated other comprehensive income/(loss)
At beginning of period	8,714	(9,194)
Fair value adjustments to hedging financial instruments	(5,328)	17,928
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	4,607	—
Fair value adjustments to available-for-sale securities	—	(96)
Other comprehensive loss	(12)	(178)
At end of period	7,981	8,460
Accumulated profit/(deficit)
At beginning of period	40,015	(92,720)
Impact of adoption of ASU 2020-06	—	4,285
Net income	52,569	154,314
Dividends declared	(91,293)	(45,155)
At end of period	1,291	20,724
Total stockholders’ equity	1,042,813	1,071,366
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements

1.INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of SFL Corporation Ltd. (“SFL” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed interim financial statements do not include all of the disclosures required in annual consolidated financial statements and should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on March 16, 2023. The results of operations for the interim period ended September 30, 2023 are not necessarily indicative of the results for the entire year ending December 31, 2023.

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Company is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

Recently Issued Accounting Standards

The following is a brief discussion of a selection of recently released accounting pronouncements that are considered pertinent to the Company's business and are not yet adopted.

In October 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-06, Disclosure Improvements: Amendments - Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative. The FASB issued the standard to incorporate certain U.S. Securities and Exchange Commission (the “SEC”) disclosure requirements into the FASB Accounting Standards Codification (the “Codification”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. The Company does not expect the provisions of this update to have a material impact on the Company's financial statements and related disclosures.

In March 2023, FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements ("ASU 2023-01"). This ASU amends certain provisions of ASC 842, Leases, that apply to leasing arrangements between related parties under common control thereby requiring leasehold improvements associated with common control leases to be amortized over the useful life to the common control group. The amendments are effective for the Company beginning after December 15, 2023, with early adoption permitted. As of period ended September 30, 2023, the Company does not expect the changes prescribed in ASU 2023-01 to have a material impact on its consolidated financial position, results of operations or cash flows, however, the Company will re-evaluate the amendments based on the facts and circumstances of the Company at the time of implementation of the guidance.

Recently Adopted Accounting Standards

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). Accounting Standards Codification (“ASC”) 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates. Under ASC 848, companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope ("ASU 2021-01"), which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and are subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 ("ASU 2022-06"). The amendments in this ASU extend the period of time preparers can utilize the reference rate reform relief guidance in Topic 848. To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, the ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. During the nine months ended September 30, 2023, some of the floating rate debt facilities and interest rate swaps contracts of the Company were amended to transition from LIBOR as a benchmark rate to Secured Overnight Financing Rate (“SOFR”). The Company has applied the practical expedients and exceptions provided by the ASUs above in order to preserve the presentation of derivatives consistent with past presentation and as of period ended September 30, 2023, the Company has not recorded any material impact on the Company's consolidated financial statements as a result of these amendments.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management of the Company believes that the accounting estimates and assumptions that have been made are appropriate given the continuing market volatility surrounding the impacts of the Russian-Ukrainian conflict, the developments in the Middle East and significant global inflationary pressures. However actual results could differ materially from those estimates.

2.GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

During the nine months ended September 30, 2023, the very large crude carrier (“VLCC”), Landbridge Wisdom, which was previously accounted for as an investment in leaseback asset, was sold and delivered to Landbridge Universal Limited (“Landbridge”) following exercise of the applicable purchase option in the charter contract. The Company received net sale proceeds of $52.0 million and recorded a gain of $2.2 million on the disposal.

During the nine months ended September 30, 2023, the two Suezmax tankers Glorycrown and Everbright, which were trading in the spot market, were sold to an unrelated third party. The Company received net sale proceeds of $84.9 million and recorded a gain of $16.4 million on the disposal.

Also, during the nine months ended September 30, 2023, the two chemical tankers SFL Weser and SFL Elbe, which were trading in the spot market, were sold to an unrelated third party. The Company received net sale proceeds of $19.4 million and recorded a gain of $30,000 on the disposal. The Company also recorded an impairment loss of $7.4 million prior to the disposal. (See Note 6: Vessels, Rigs and Equipment, Net).

During the nine months ended September 30, 2022, the two VLCCs Front Energy and Front Force, which were accounted for as direct financing leases, were sold to an unrelated third party. A gain of $1.5 million was recorded on the disposal of the vessels. The Company received net sale proceeds of $65.4 million and an additional compensation payment of $4.5 million from Frontline Shipping Limited (“Frontline Shipping”), for the early termination of the corresponding charters. (See Note 17: Related Party Transactions).

Also, during the nine months ended September 30, 2022, the 1,700 twenty-foot equivalent unit (“TEU”) container vessel, MSC Alice, which was accounted for as a sales-type lease, was sold and delivered to Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (collectively “MSC”) following execution of the applicable purchase obligation in the charter contract. The Company received net sale proceeds including profit share of $13.5 million and recorded a gain of $11.7 million on the disposal.

There were no other vessels or rigs sold during the nine months ended September 30, 2023 and September 30, 2022.

3.EARNINGS PER SHARE

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period and the consolidated net income of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. In the computation of the diluted EPS, the dilutive impact of the Company’s stock options is calculated using the "treasury stock" guidelines and the "if-converted" method is used for convertible securities.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Nine months ended
(in thousands of $)	September 30, 2023	September 30, 2022
Basic earnings per share:
Net income available to stockholders	52,569	154,314
Diluted earnings per share:
Net income available to stockholders	52,569	154,314
Interest and other expenses attributable to dilutive convertible notes	1,624	5,624
Net income assuming dilution	54,193	159,938

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Nine months ended
(in thousands)	September 30, 2023	September 30, 2022
Basic earnings per share:
Weighted average number of common shares outstanding*	126,433	126,786
Diluted earnings per share:
Weighted average number of common shares outstanding*	126,433	126,786
Effect of dilutive share options	267	98
Effect of dilutive convertible notes	4,708	10,476
Weighted average number of common shares outstanding assuming dilution	131,408	137,360

	Nine months ended
	September 30, 2023	September 30, 2022
Basic earnings per share:	$0.42	$1.22
Diluted earnings per share:	$0.41	$1.16

*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible notes in October 2016 and 3,765,842 shares issued as a part of a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible notes in April and May 2018. The Company entered into a general share lending agreement with another counterparty and after the maturity of the bonds, 8,000,000 shares and 1,496,600 shares, respectively, from each issuance under the two initial share lending arrangements described above were transferred into such counterparty's custody. As of September 30, 2023, 2,268,542 of the 3,765,842 shares issued under the initial share lending arrangement related to the issuance of the 4.875% senior unsecured convertible notes remained in the custody of the counterparty of that arrangement.

The weighted average number of common shares outstanding also excludes 1,095,095 shares repurchased by the Company under its share repurchase program during the nine months ended September 30, 2023. (See Note 14: Share Capital, Additional Paid-In Capital and Contributed Surplus).

During January and March 2023, the Company purchased bonds with principal amounts totaling $53.0 million from the 4.875% senior unsecured convertible bonds due 2023 and cash redeemed the remaining outstanding principal amount of $84.9 million in May 2023.

4.OTHER FINANCIAL ITEMS

Other financial items, net comprise of the following items:

	Nine months ended
(in thousands of $)	September 30, 2023	September 30, 2022
Net cash movement on non-designated derivatives and swap settlements	4,024	(1,452)
Net (loss)/gain in fair value movements of non-designated derivatives	(3,266)	17,929
Change in allowance for expected credit losses	728	113
Other items	(1,516)	(3,146)
Total other financial items, net	(30)	13,444

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income".

The Company recognizes, among other things, a measurement of expected credit losses for financial assets held at the reporting date, based on historical experience, current conditions and reasonable supportable forecasts. (See also Note 18: Allowance for Expected Credit Losses).

Other items in the nine months ended September 30, 2023 include a net loss of $1.1 million arising from foreign currency translations (in the nine months ended September 30, 2022: loss of $2.8 million). Other items included in other financial items include bank charges and fees relating to loan facilities.

5.INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investment securities held by the Company consist of the following investments in corporate bonds and equity securities:

(in thousands of $)	September 30, 2023	December 31, 2022
Equity Securities	6,222	7,283
Total Investment in Debt and Equity Securities	6,222	7,283

Corporate Bonds

During the nine months ended September 30, 2023, the Company held no investments in corporate bonds.

During the year ended December 31, 2022, the Company received an aggregate amount of $4.7 million from the redemption of NorAm Drilling Company AS (“NorAm Drilling”) bonds and recorded no gain or loss on redemption of the bonds. The accumulated gain of $0.5 million previously recognized in other comprehensive income was recognized in the Consolidated Statements of Operations.

During the year ended December 31, 2022, the Company received an aggregate amount of $9.6 million from the redemption of NT Rig Holdco Liquidity 12% bonds and NT Rig Holdco 7.5% bonds, following the sale of five jack-up rigs by NT Rig Holdco. A realized gain of $4.7 million was recognized in the Consolidated Statements of Operations in relation to the redemption of the bonds. The corporate bonds were classified as available-for-sale securities and were recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income".

Equity Securities

As of September 30, 2023, the equity securities comprise of approximately $1.3 million shares in NorAm Drilling which were traded in the Norwegian Over-the-Counter market (“OTC”) and are now trading on the Euronext Growth exchange in Oslo since October 2022. The Company recognized a mark to market loss of $0.5 million in the Statement of Operations in the nine months ended September 30, 2023, together with a foreign exchange loss of $0.5 million in Other Financial Items in the Statement of Operations.

In December 2019, the Company entered into a forward contract to repurchase 3.4 million shares of Frontline plc (formerly Frontline Ltd.) (“Frontline”), a related party, for $36.8 million in June 2020.

In 2020, the Company repurchased and simultaneously sold approximately 2.0 million shares in Frontline for total proceeds of $21.1 million and recorded gains of $2.3 million in the Statement of Operations in respect of the sales.

The Company renewed the forward contract continuously from 2019 until September 2022. During the year ended December 31, 2022, the Company had a forward contract to repurchase 1.4 million shares of Frontline, at a repurchase price of $16.7 million including accrued interest. The transaction was accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded within debt. In September 2022, the Company settled the forward contract in full and recorded the sale of the 1.4 million shares and extinguishment of the corresponding debt of $15.6 million. A net gain of $4.6 million was recognized in the Statement of Operations in respect of the settlement. (See Note 17: Related Party Transactions).

6.VESSELS, RIGS AND EQUIPMENT, NET

Movements in the nine months ended September 30, 2023 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels, Rigs and Equipment, net
Balance as of December 31, 2022	3,345,233	(698,844)	2,646,389
Depreciation	—	(126,775)	(126,775)
Vessel additions	79,192	—	79,192
Vessel disposals	(126,547)	38,813	(87,734)
Capital improvements	120,242	—	120,242
Impairment loss	(40,714)	33,325	(7,389)
Balance as of September 30, 2023	3,377,406	(753,481)	2,623,925

During the nine months ended September 30, 2023, the Company took delivery of one 7,000 car equivalent unit (“CEU”) newbuild car carrier, Emden, for a total purchase price of $79.2 million. The vessel is contracted to commence a 10-year time charter to Volkswagen Group.

The capital improvements of $120.2 million relate to Special Periodic Survey (“SPS”) and other capital upgrades performed on the harsh environment semi-submersible drilling rig Hercules during the nine months ended September 30, 2023. SPS costs of $69.8 million were capitalized as a separate component of the rig and are depreciated until the next SPS, which is in five years. In addition, capital upgrades of $47.6 million were also capitalized as a separate component of rig and are depreciated over a period of 10 years economic useful life. Also as of September 30, 2023, ballast water treatment system (“BWTS”) was installed on Hercules and the cost of $2.8 million was also capitalized.

During the nine months ended September 30, 2023, the Company sold and delivered two Suezmax tankers, Glorycrown and Everbright, to an unrelated third party and a net gain on disposal of $16.4 million was recognized in the Consolidated Statement of Operations. (See also Note 2: Gain on Sale of Assets and Termination of Charters).

Also, during the nine months ended September 30, 2023, the Company sold and delivered two chemical tankers, SFL Weser and SFL Elbe, to an unrelated third party. The Company recorded an impairment loss of $7.4 million prior to disposal and a gain on sale of $30,000 was recognized in the Consolidated Statement of Operations. (See also Note 2: Gain on Sale of Assets and Termination of Charters).

No impairment losses were recorded against the carrying value of "Vessels, Rigs and Equipment, net" in the nine months ended September 30, 2023, other than the impairment losses on the two chemical tankers described above. No impairment losses were recorded in the nine months ended September 30, 2022.

7.CAPITAL IMPROVEMENTS, NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS

(in thousands of $)	September 30, 2023	December 31, 2022
Capital improvements in progress	750	4,127
Newbuildings	98,472	93,733
	99,222	97,860

Capital improvements in progress of $0.8 million comprise of advances paid and costs incurred in respect of upgrades in relation to the SPS on one rig (December 31, 2022: on two rigs). This is recorded in "Capital improvements, newbuildings and vessel purchase deposits" until such time as the equipment is installed on a vessel or rig, at which point it is transferred to "Vessels, rigs and equipment, net" or "Investment in sales-type leases and direct financing leases".

The newbuildings balance represents the accumulated costs which the Company has paid in purchase installments and other capital expenditures as of September 30, 2023 in relation to three newbuilding contracts (December 31, 2022: four), together with capitalized loan interest. Interest capitalized in the cost of newbuildings amounted to $6.7 million in the nine months ended September 30, 2023 (December 31, 2022: $2.7 million).

As of September 30, 2023, the Company had paid total installments and related costs of $102.0 million in relation to two dual-fuel 7,000 CEU newbuilding car carriers, currently under construction. The newbuilding car carrier, Emden, was delivered to the Company in September 2023 and the asset was recognized in "Vessels, Rigs and Equipment, net". The second vessel, Wolfsburg was delivered in November 2023 (See Note 20: Subsequent Events). Both vessels are contracted on 10-year time charters to Volkswagen Group.

As of September 30, 2023, the Company had paid total installments and related costs of $74.3 million in relation to another two dual-fuel 7,000 CEU newbuilding car carriers, currently under construction. The vessels are expected to be delivered in 2024 and will immediately commence a 10-year time charter to K Line.

During the nine months ended September 30, 2023, the Company paid no deposit in connection with the acquisition of any vessels.

8.VESSELS UNDER FINANCE LEASE, NET

Movements in the nine months ended September 30, 2023 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels under Finance Lease, net
Balance as of December 31, 2022	777,939	(163,176)	614,763
Depreciation	—	(30,897)	(30,897)
Balance as of September 30, 2023	777,939	(194,073)	583,866

As of September 30, 2023, seven vessels were accounted for as vessels under finance lease, which consist of four 14,000 TEU container vessels and three 10,600 TEU container vessels. The seven vessels are leased back for an original term ranging from six to 11 years and the Company has options to purchase each vessel after six years. (See also Note 16: Finance Lease Liability).

9.INVESTMENTS IN SALES-TYPE LEASES AND LEASEBACK ASSETS

The following lists the components of investments in sales-type leases and leaseback assets as of September 30, 2023 and December 31, 2022:

(in thousands of $)	September 30, 2023
	Sales-Type Leases	Leaseback Assets	Total
Total minimum lease payments to be received	19,722	—	19,722
Purchase obligations at the end of the leases	43,150	—	43,150
Net minimum lease payments receivable	62,872	—	62,872
Less: unearned income	(4,274)	—	(4,274)
Total investment in sales-type leases and leaseback assets	58,598	—	58,598
Allowance for expected credit losses*	(77)	—	(77)
Total investment in sales-type leases and leaseback assets	58,521	—	58,521
Current portion	21,423	—	21,423
Long-term portion	37,098	—	37,098

(in thousands of $)	December 31, 2022
	Sales-Type Leases	Leaseback Assets	Total
Total minimum lease payments to be received	30,708	34,160	64,868
Purchase obligations at the end of the leases	43,150	31,500	74,650
Net minimum lease payments receivable	73,858	65,660	139,518
Less: unearned income	(7,252)	(13,051)	(20,303)
Total investment in sales-type leases and leaseback assets	66,606	52,609	119,215
Allowance for expected credit losses*	(102)	(90)	(192)
Total investment in sales-type leases and leaseback assets	66,504	52,519	119,023
Current portion	10,794	4,638	15,432
Long-term portion	55,710	47,881	103,591
*See Note 18: Allowance for Expected Credit Losses.

As of September 30, 2023, the Company had a total of nine vessel charters accounted for as sales-type leases (December 31, 2022: nine vessels). As of December 31, 2022, the Company also had one vessel charter classified as a leaseback asset.

Investments in sales-type leases

As of September 30, 2023, the Company had nine (December 31, 2022: nine) container vessels accounted for as sales-type leases, all of which are on long-term bareboat charters to MSC. The terms of the charters for the nine container vessels provide the charterer with a minimum fixed price purchase obligation at the expiry of each of the charters.

Investments in leaseback assets

When a sale and leaseback transaction does not qualify for sale accounting, the Company does not recognize the transferred vessels and instead accounts for the purchase as a leaseback asset.

In May 2020, the Company acquired the newbuild VLCC, Landbridge Wisdom, from Landbridge where control was not deemed to have passed to the Company due to the existence of repurchase options in the lease on acquisition and therefore was classified as a leaseback asset. Upon delivery, the vessel immediately commenced a seven-year bareboat charter back to Landbridge. Landbridge had purchase options throughout the term of the charters and there was a purchase obligation at the end of the seven-year period. In August 2023, Landbridge declared a purchase option on the vessel and the vessel was delivered to them later that month. A net gain of $2.2 million was recognized on disposal of the vessel. (See also Note 2: Gain on Sale of Assets and Termination of Charters).

10.INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which the Company is not the primary beneficiary.

As of September 30, 2023, September 30, 2022 and December 31, 2022, the Company had the following participation in investments that were recorded using the equity method:

	September 30, 2023	September 30, 2022	December 31, 2022
River Box Holding Inc. (“River Box”)	49.90%	49.90%	49.90%

River Box was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, in relation to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen Holding Limited (“Hemen”), the Company's largest shareholder and a related party, and has accounted for the remaining 49.9% ownership in River Box using the equity method.

Summarized balance sheet information of the Company’s equity method investees is as follows:

	River Box
(in thousands of $)	September 30, 2023	December 31, 2022
Share presented	49.90%	49.90%
Current assets	16,009	15,186
Non-current assets	224,385	234,572
Total assets	240,394	249,758
Current liabilities	14,885	14,267
Non-current liabilities (1)	208,992	218,944
Total liabilities	223,877	233,211
Total stockholders’ equity (2)	16,517	16,547

(1) River Box non-current liabilities as of September 30, 2023 include $45.0 million due to SFL (December 31, 2022: $45.0 million) (See Note 17: Related Party Transactions).

(2) In the nine months ended September 30, 2023, River Box paid a dividend of $2.2 million to SFL (September 30, 2022: $2.2 million, December 31, 2022: $2.9 million).

Summarized statement of operations information of the Company’s equity method investees is as follows:

	River Box
	Nine months ended September 30,
(in thousands of $)	2023	2022
Share presented	49.90%	49.90%
Operating revenues	13,820	14,495
Net operating revenues	13,806	14,480
Net income	2,155	2,120

The associated companies recognized an allowance for expected credit losses in respect of their principal financial assets: 'Investment in direct financing leases' and 'Related party receivable balances', held at the reporting date. Movements in the nine months ended September 30, 2023 in the allowance for expected credit losses can be summarized as follows:

(in thousands of $)	River Box
Share presented	49.90%
Balance as of December 31, 2022	378
Allowance recorded in net income of associated companies	(66)
Balance as of September 30, 2023	312

The Company has estimated the allowance for expected credit losses based on an analysis of factors including the credit rating assigned to the lessee, management's assessment of current and expected conditions in the market and collateral exposure.

11.OTHER LONG TERM ASSETS

Other long term assets comprise of the following items:

(in thousands of $)	September 30, 2023	December 31, 2022
Collateral deposits on swap agreements	10,020	8,770
Value of acquired charter-out contracts, net	2,546	4,712
Total Other Long Term Assets	12,566	13,482

Collateral deposits exist on our interest rate, cross currency interest rate and currency swaps. Further amounts may be called upon during the term of the swaps, if interest rates or currency rates move adversely.

The Company purchased four container vessels, Thalassa Mana, Thalassa Tyhi, Thalassa Doxa and Thalassa Axia, with each vessel subject to pre-existing time charters. A value of $18.0 million was assigned to these charters on acquisition in 2018. During the nine months ended September 30, 2023, the amortization charged to time charter revenue was $2.2 million (nine months ended September 30, 2022: $2.2 million).

12.SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	September 30, 2023	December 31, 2022
Short-term and long-term debt:
U.S. dollar denominated fixed rate debt due 2026	149,250	—
NOK700 million senior unsecured floating rate bonds due 2023	—	71,243
NOK700 million senior unsecured floating rate bonds due 2024	65,102	70,734
NOK600 million senior unsecured floating rate bonds due 2025	55,266	60,048
4.875% senior unsecured convertible bonds due 2023	—	137,900
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,000
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	—
Lease debt financing	515,032	394,555
U.S. dollar denominated floating rate debt due through 2029	1,000,595	1,329,156
Total debt principal	2,085,245	2,213,636
Less: Unamortized debt issuance costs	(18,785)	(12,580)
Less: Current portion of long-term debt	(384,730)	(921,270)
Total long-term debt	1,681,730	1,279,786

Movements in the period:

(in thousands of $)	Fixed Rate Debt and NOK Bonds	U.S. Dollar Floating Rate Debt	Lease Debt Financing	Total debt principal
Balance as of December 31, 2022	489,925	1,329,156	394,555	2,213,636
Drawdowns and capitalized interest	300,000	354,009	157,445	811,454
Repayments and redemptions	(206,117)	(682,570)	(36,968)	(925,655)
Effects of foreign exchange	(14,190)	—	—	(14,190)
Balance as of September 30, 2023	569,618	1,000,595	515,032	2,085,245

Interest rate information:

	September 30, 2023	December 31, 2022
Weighted average interest rate*	5.76%	5.30%
US Dollar London Interbank Offered Rate ("LIBOR"), 3-Month, closing rate**	5.66%	4.77%
Secured Overnight Financing Rate ("SOFR"), closing rate	5.31%	4.30%
Norwegian Interbank Offered Rate ("NIBOR"), 3-Month, closing rate	4.72%	3.26%
*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate swaps.
** LIBOR using panel bank contributions are no longer published after June 30, 2023. With effect from July 1, 2023, these settings are now published under an unrepresentative synthetic methodology and are expected to cease on September 30, 2024.

New Facilities, Renewals and Redemptions

Fixed Rate Debt and NOK Bonds

Redemptions between January 1, 2023 and September 30, 2023:

Bond	In Millions of USD
NOK700 million senior unsecured floating rate bonds due 2023	67.5
4.875% senior unsecured convertible bonds due 2023	137.9

During the nine months ended September 30, 2023, the Company recorded a net loss of $0.5 million on the repurchase of fixed rate and foreign debt recorded in "Loss on repurchase of bonds". No such losses were recorded during the nine months ended September 30, 2022.

New facilities drawn down between January 1, 2023 and September 30, 2023:

8.875% senior unsecured sustainability-linked bonds due 2027

In February 2023, the Company issued a senior unsecured sustainability-linked bond totaling $150.0 million in the Nordic market. The bond was issued at a price of 99.58%. The difference between the face value and market value of the bond of $0.6 million will be amortized as an interest expense over the life of the bond. The bonds bear quarterly interest at a fixed rate of 8.875% per annum and are redeemable in full on February 1, 2027. The net amount outstanding as of September 30, 2023 was $150.0 million.

U.S. dollar denominated fixed rate debt due 2026

In April 2023, a wholly owned subsidiary of the Company entered into a $150.0 million senior secured term loan facility, secured against a jack-up drilling rig. The Company has provided a limited corporate guarantee for this facility, which bears a fixed rate of interest and has a term of three years. The net amount outstanding as of September 30, 2023 was $149.3 million.

U.S. Dollar Floating Rate Debt

New facilities drawn down between January 1, 2023 and September 30, 2023:

Name of facility	Draw down date	Number of wholly owned subsidiaries entering into the facility	Term	Balance outstanding at period end ($ millions)
$144.625 million term loan facility	Feb. 2023	four	2 years, 11 months	139.5
$150 million senior secured term loan facility	May 2023	one	2 years, 8 months	150.0
$23.25 million term loan facility*	May 2023	one	1 year	13.9
$23.25 million term loan facility*	May 2023	one	1 year	18.6
$8.44 million senior unsecured term loan facility	May 2023	one	2 years, 8 months	8.4
$18.4 million term loan facility	Sep. 2023	two	1 year	18.4

*These facilities were partially drawn down as of September 30, 2023.

The Company has provided limited corporate guarantees for the above facilities, which bear interest at term SOFR or the compounded daily SOFR plus applicable margins.

Facilities redeemed between January 1, 2023 and September 30, 2023:

Name of facility	Original draw down date	Number of wholly owned subsidiaries that had entered into the facility	Term	Amount redeemed ($ millions)
$375 million term loan and revolving credit facility	Jun. 2013	one	10 years	146.7
$475 million term loan and revolving credit facility	Feb. 2014	one	9 years	178.4
$33.1 million term loan facility	Jun. 2019	five	4 years	21.9
$40.0 million senior secured term loan facility	Mar. 2020	two	3 years	31.9
$290 million term loan facility	Sep. 2022	six	6 months	156.0
$50.0 million senior secured term loan facility	May 2020	one	5 years	41.0
$23.0 million term loan facility	Sep. 2022	two	1 year	18.4

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of September 30, 2023, the Company was in compliance with all of the covenants under its long-term debt facilities.

Lease Debt Financing

In April 2023, a wholly owned subsidiary of the Company owning a 4,900 CEU car carrier entered into a sale and leaseback transaction for this vessel, through a Japanese operating lease with call option financing structure. The sales price for the vessel was $45.0 million. The vessel was leased back for a term of approximately five years, with the Company's option to purchase the vessel at the end of the fifth year. The transaction did not qualify as a sale and has been recorded as a financing arrangement. The amount outstanding as of September 30, 2023, was $42.9 million.

In May 2023, a wholly owned subsidiary of the Company owning a 2,500 TEU containership entered into a sale and leaseback transaction for this vessel, through a Japanese operating lease with call option financing structure. The sales price for the vessel was $38.5 million. The vessel was leased back for a term of approximately nine years, with the Company's option to purchase the vessel in approximately six and seven years. The transaction did not qualify as a sale and has been recorded as a financing arrangement. The amount outstanding as of September 30, 2023, was $37.9 million.

In September 2023, a wholly owned subsidiary of the Company owning a newbuild 7,000 CEU car carrier entered into a sale and leaseback transaction for this vessel, through a Japanese operating lease with call option financing structure. The sales price for the vessel was $72.2 million. The vessel was leased back for a term of approximately 12 years, with the Company's option to purchase the vessel in approximately nine years. The transaction did not qualify as a sale and has been recorded as a financing arrangement. The amount outstanding as of September 30, 2023, was $72.0 million.

13.FINANCIAL INSTRUMENTS

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	September 30, 2023	December 31, 2022
Designated derivative instruments - short-term assets:
Interest rate swaps	1,603	1,229
Non-designated derivative instruments - short-term assets:
Interest rate swaps	—	707
Commodity forwards	328	—
Total derivative instruments - short-term assets	1,931	1,936

Designated derivative instruments - long-term assets:
Interest rate swaps	8,487	12,963
Non-designated derivative instruments - long-term assets:
Interest rate swaps	15,905	13,753
Total derivative instruments - long-term assets	24,392	26,716

(in thousands of $)	September 30, 2023	December 31, 2022
Designated derivative instruments - short-term liabilities:
Cross currency interest rate swaps	—	2,260
Cross currency swaps	15,409	14,601
Non-designated derivative instruments - short-term liabilities:
Cross currency swaps	111	—
Total derivative instruments - short-term liabilities	15,520	16,861

Designated derivative instruments - long-term liabilities:
Cross currency interest rate swaps	—	4,054
Cross currency swaps	12,016	10,233
Non-designated derivative instruments - long-term liabilities:
Cross currency swaps	—	70
Total derivative instruments - long-term liabilities	12,016	14,357

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates.

As of September 30, 2023, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed and floating rates in exchange for NIBOR or SOFR. The total net notional principal amount subject to interest rate swap agreements as of September 30, 2023, was $0.4 billion (December 31, 2022: $0.6 billion).

Due to the discontinuance of LIBOR after June 30, 2023, and notwithstanding the automatic conversion mechanisms to alternative rates, the Company has entered into, or is in the process of entering into, amendment agreements to existing loan and swap agreements for the transition from LIBOR to SOFR. As of September 30, 2023, the Company does not anticipate any material impact on the Company's consolidated financial statements as a result of these amendments.

Foreign currency risk management

The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner and the payment of Norwegian kroner in exchange for U.S. dollars, which are designated as hedges against the NOK700 million and NOK600 million senior unsecured floating rate bonds due 2024 and 2025, respectively.

Principal Receivable	Principal Payable	Trade date	Maturity date
NOK700 million	US$80.5 million	May 2019	June 2024
NOK600 million	US$67.5 million	January 2020	January 2025

In September 2023, the NOK700 million senior unsecured floating rate bonds due 2023 were redeemed in full at the maturity of the bonds in September 2023. In conjunction with this redemption, the designated currency swaps were also terminated.

Apart from the NOK700 million and NOK600 million senior unsecured floating rate bonds due 2024 and 2025, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023		December 31, 2022
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Equity securities	6,222	6,222	7,283	7,283
NOK700 million senior unsecured floating rate bonds due 2023	—	—	71,243	71,421
NOK700 million senior unsecured floating rate bonds due 2024	65,102	65,753	70,734	70,734
NOK600 million senior unsecured floating rate bonds due 2025	55,266	55,750	60,048	60,348
4.875% senior unsecured convertible bonds due 2023	—	—	137,900	137,211
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	146,625	150,000	144,188
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	150,750	—	—
Derivatives:
Interest rate/currency swap contracts - short-term receivables	1,931	1,931	1,936	1,936
Interest rate/currency swap contracts - long-term receivables	24,392	24,392	26,716	26,716
Interest rate/currency swap contracts - short-term payables	15,520	15,520	16,861	16,861
Interest rate/currency swap contracts - long-term payables	12,016	12,016	14,357	14,357

In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, changes in the fair values of the swaps are recognized in other comprehensive income where the Company has designated the swaps as hedges. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.

The fair values of financial assets and liabilities as of September 30, 2023, were measured as follows:

		Fair value measurements using
(in thousands of $)	September 30, 2023	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Equity securities	6,222	6,222
Interest rate/ currency swap contracts, short-term receivables	1,931		1,931
Interest rate/ currency swap contracts, long-term receivables	24,392		24,392
Total assets	32,545	6,222	26,323	—
Liabilities:
NOK700 million senior unsecured floating rate bonds due 2024	65,753	65,753
NOK600 million senior unsecured floating rate bonds due 2025	55,750	55,750
7.25% senior unsecured sustainability-linked bonds due 2026	146,625	146,625
8.875% senior unsecured sustainability-linked bonds due 2027	150,750	150,750
Interest rate/currency swap contracts, short-term payables	15,520		15,520
Interest rate/currency swap contracts, long-term payables	12,016		12,016
Total liabilities	446,414	418,878	27,536	—

ASC Topic 820 "Fair Value Measurement and Disclosures" ("ASC 820") emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and Level 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the assets or liabilities, which typically are based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

As of September 30, 2023, investment in equity securities consist of NorAm Drilling shares trading on the Euronext Growth exchange in Oslo.

The estimated fair values of the floating rate NOK denominated bonds due 2024 and 2025, the 7.25% senior unsecured sustainability-linked bonds due 2026 and the 8.875% senior unsecured sustainability-linked bonds due 2027 are all based on their quoted market prices as of the balance sheet date.

The estimated fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and NIBOR or SOFR interest rates as of September 30, 2023.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with Skandinaviska Enskilda Banken AB (publ), ABN AMRO Bank N.V., Nordea Bank Finland Plc., Credit Agricole Corporate and Investment Bank S.A., Danske Bank A/S, BNP Paribas, Commonwealth Bank of Australia, Credit Suisse Group AG, Morgan Stanley & Co. LLC and DNB Bank ASA. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

There could also be a concentration of revenue risk with the below customers to whom the Company earns the largest proportion of revenues from, or has chartered multiple vessels.

Charterer	Number of vessels/rigs chartered as of September 30, 2023	% of consolidated operating revenues (Nine months ended September 30, 2023)	Number of vessels/rigs chartered as of September 30, 2022	% of consolidated operating revenues (Nine months ended September 30, 2022)
Maersk A/S (“Maersk”)	16	29%	15	32%
Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd. (collectively “Evergreen”) ***	5	14%	6	16%
Conocophillips Skandinavia AS (“Conocophillips”)**	1	10%	1	—%
Trafigura Maritime Logistics Pte Ltd (“Trafigura”)	7	8%	7	9%
Golden Ocean Group Limited (“Golden Ocean”)*	8	8%	8	9%
MSC	9	1%	9	1%
* Additionally see Note 17: Related Party Transactions.
** In September 2022, the drilling rig Linus was redelivered from Seadrill to the Company. Concurrently, the drilling contract of Linus with ConocoPhillips was assigned from Seadrill to the Company.
*** In September 2023, one of the vessels was redelivered from Evergreen to the Company and commenced the installation of efficiency upgrades. Subsequent to the quarter ended September 30, 2023, the vessel commenced a time charter contract with Hapag Lloyd for a duration of five years.

In addition, a portion of our net income is generated from our associated company, River Box. (See Note 10: Investment in Associated Companies). In the nine months ended September 30, 2023, income from River Box accounted for approximately 11% of our net income (nine months ended September 30, 2022: 4% of our net income).

As discussed further in Note 17: Related Party Transactions, the Company had an outstanding receivable balance on loans granted by the Company to River Box totaling $45.0 million as of September 30, 2023 (December 31, 2022: $45.0 million).

14.SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	September 30, 2023	December 31, 2022
300,000,000 common shares of $0.01 par value each (December 31, 2022: 300,000,000 common shares of $0.01 par value each)	3,000	3,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	September 30, 2023	December 31, 2022
138,562,173 common shares of $0.01 par value each (December 31, 2022: 138,562,173 common shares of $0.01 par value each)	1,386	1,386

The Company’s common shares are listed on the New York Stock Exchange.

On January 1, 2022, the Company implemented the guidance contained in ASU 2020-06 which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. ASU 2020-06, was adopted using the modified retrospective method. Following the adoption, the 4.875% senior unsecured convertible notes due 2023 were reflected entirely as a liability as the embedded conversion feature is no longer presented within stockholders' equity. The cumulative effect of adopting this guidance was an incremental adjustment of $4.3 million to opening retained earnings, and a $5.9 million reduction to additional paid-in capital as of January 1, 2022. This net adjustment to equity of $1.6 million resulted in a corresponding decrease in deferred debt issuance costs.

On May 1, 2020, the Company filed a registration statement to register the sale of up to 10,000,000 common shares pursuant to the dividend reinvestment plan (“DRIP”), to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in the Company's common shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, the Company may grant additional share sales to investors from time to time up to the amount registered under the plan. On April 15, 2022, the Company filed a new registration statement to register the sale of up to 10,000,000 common shares pursuant to the DRIP.

In May 2020, the Company entered into an equity distribution agreement with BTIG LLC ("BTIG") under which the Company may, from time to time, offer and sell new common shares having aggregate sales proceeds of up to $100.0 million through an at-the-market offering program (the “2020 ATM Program”). In April 2022, the Company entered into an amended and restated equity distribution agreement with BTIG under which the Company may, from time to time, offer and sell new common shares up to $100.0 million through an at-the-market offering program (the “2022 ATM Program”). Under this agreement, the prior 2020 ATM Program was terminated and replaced with the renewed 2022 ATM Program, under which the Company may continue to offer and sell new common shares having aggregate sales proceeds of up to $100.0 million, from time to time through BTIG, at the Company’s discretion. On April 28, 2023, in connection with the 2022 ATM Program, the Company filed a new registration statement on Form F-3ASR and an accompanying prospectus supplement with the SEC to register the offer and sale of up to $100.0 million common shares pursuant to the 2022 ATM Program.

No new shares were issued and sold under the DRIP and ATM arrangements during the nine months ended September 30, 2023 or during the year ended December 31, 2022.

During the nine months ended September 30, 2023, the Company declared a dividend of $0.24 per share on February 15, 2023 to shareholders of record as of March 15, 2023, with an ex-dividend date of March 14, 2023. The Company also declared a dividend of $0.24 per share on May 15, 2023 to shareholders of record as of June 16, 2023, with an ex-dividend date of June 15, 2023. The Company also declared a dividend of $0.24 per share on August 17, 2023 to shareholders of record as of September 14, 2023, with an ex-dividend date of September 13, 2023.

On May 8, 2023, the board of directors of the Company (the “Board of Directors”) authorized the repurchase of up to an aggregate of $100 million of the Company’s common shares until June 30, 2024 ("share repurchase program"). During the nine months ended September 30, 2023, the Company repurchased a total of 1,095,095 shares, at an average price of approximately $9.27 per share, with principal amounts totaling $10.2 million.

During the year ended December 31, 2022, 85,500 share options were exercised with a total intrinsic value of $0.1 million on the day of exercise. The Company issued a total of 10,786 new shares in full satisfaction of this intrinsic value, with no cash exchanges. The weighted average exercise price of the options exercised was $8.87 per share. During the nine months ended September 30, 2023, no share options were exercised.

As described above, in November 2016, in relation with the Company's issuance of the 5.75% senior unsecured convertible bonds totaling $225 million in October 2016, the Company entered a share lending arrangement and issued 8,000,000 common shares, par value $0.01 per share, thereunder. The shares were issued at par value and had been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position. The bonds were convertible into the Company's common shares and matured on October 15, 2021. In December 2021, the Company entered into a general share lending agreement with another counterparty and the 8,000,000 shares were transferred into its custody. It was determined that the transaction qualified for equity classification, and as of the date of inception and as of September 30, 2023, the fair value was determined to be nil (year ended December 31, 2022: nil).

In May 2018, in relation with the Company's issuance of 4.875% senior unsecured convertible bonds totaling $164 million in April and May 2018, the Company entered a share lending arrangement and issued 3,765,842 common shares, par value $0.01 per share, from up to 7,000,000 issuable under a share lending arrangement. The shares were issued at par value and had been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position. The bonds were convertible into the Company's common shares and matured on May 1, 2023. Also in May 2023, the Company transferred 1,496,600 of the 3,765,842 shares into the custody of another counterparty under a general share lending agreement. It was determined that the transaction qualified for equity classification, and as of the date of inception and as of September 30, 2023, the fair value was determined to be nil (year ended December 31, 2022: nil). As of September 30, 2023, 2,268,542 of the shares issued under the initial share lending arrangement related to the issuance of the 4.875% senior unsecured convertible notes remained in the custody of the counterparty to that arrangement.

During the nine months ended September 30, 2023, $0.0 million of the dividend declared was paid from contributed surplus (year ended December 31, 2022: $37.3 million).

15.SHARE OPTION PLAN

In November 2006, the Board of Directors approved a share option scheme (the “Option Scheme”). The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permit the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. In the nine months ended September 30, 2023, additional paid-in capital was credited with $1.2 million relating to the fair value of options granted in February 2020, May 2021, February 2022 and February 2023.

During the nine months ended September 30, 2023, 68,000 share options expired. At the date of expiry the options had a weighted average exercise price of $9.47 per share and an intrinsic value of $0.0 million.

In February 2023, the Company awarded a total of 440,000 options to officers, employees and directors, pursuant to the Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2024 onwards. The initial strike price was $10.34 per share.

Total unrecognized compensation cost relating to the outstanding options under the Option Scheme was $1.5 million as of September 30, 2023 (December 31, 2022: $1.0 million).

16.FINANCE LEASE LIABILITY

As of September 30, 2023, the Company chartered-in seven container vessels under sale and leaseback transactions with an Asia-based financial institution (December 31, 2022: seven). The seven vessels are accounted for as vessels under finance lease (refer to Note 8: Vessels under Finance Lease, net).

(in thousands of $)	September 30, 2023	December 31, 2022
Finance lease liability, current portion	210,301	53,655
Finance lease liability, long-term portion	222,662	419,341
	432,963	472,996

Interest incurred on the finance lease liability in the nine months ended September 30, 2023 was $16.0 million (nine months ended September 30, 2022: $17.8 million).

17.RELATED PARTY TRANSACTIONS

The Company has transactions with the following related parties, being companies in which our principal shareholder, Hemen and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping
–    Golden Ocean
–    Seatankers Management Norway AS and Seatankers Management Co. Ltd. (collectively “Seatankers”)
–    Front Ocean Management AS and Front Ocean Management Ltd. (collectively “Front Ocean”)
–    NorAm Drilling
–    River Box
–    Sloane Square Capital Holdings Ltd. (“Sloane Square Capital”)

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding direct financing lease receivables (refer to Note 9: Investments in Sales-Type Leases and Leaseback Assets).

(in thousands of $)	September 30, 2023	December 31, 2022
Amounts due from:
Frontline	3,548	3,854
Seatankers	217	—
Golden Ocean	—	374
Sloane Square Capital	195	183
NorAm Drilling	39	—
River Box**	11	10
Other related parties	—	1
Allowance for expected credit losses*	(24)	(30)
Total amount due from related parties	3,986	4,392

Loans to related parties - associated companies, long-term
River Box**	45,000	45,000
Total loans to related parties - associated companies, long-term	45,000	45,000

Amounts due to:
Frontline Shipping	994	1,788
Frontline	—	2
Golden Ocean	99	141
Other related parties	5	5
Total amount due to related parties	1,098	1,936

* See Note 18: Allowance for Expected Credit Losses.

** River Box was previously a wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party, and has accounted for the remaining 49.9% ownership in River Box using the equity method. (Refer to Note 10: Investment in Associated Companies).

Related party leasing and service contracts

A summary of leasing revenues and repayments from Frontline Shipping, Golden Ocean and Seadrill is as follows:

	Nine months ended
(in thousands of $)	September 30, 2023	September 30, 2022
Golden Ocean:
Operating lease income	40,896	38,949
Profit share	—	2,670
Frontline Shipping:
Direct financing lease interest income	—	382
Direct financing lease service revenue	—	1,746
Direct financing lease repayments	—	1,752
Seadrill*
Operating lease income	—	17,770

* Reflecting revenue through February 21, 2022. Seadrill was determined to no longer be a related party following its emergence from bankruptcy on February 22, 2022.

In addition to leasing revenues and repayments, the Company incurred the following fees with related parties:

	Nine months ended
(in thousands of $)	September 30, 2023	September 30, 2022
Frontline:
Vessel Management Fees	1,746	3,168
Newbuilding Supervision Fees	1,146	709
Commissions and Brokerage	280	223
Administration Services Fees	6	4
Golden Ocean:
Vessel Management Fees	15,288	15,287
Operating Management Fees	—	22
Commissions and Brokerage	97	—
Seatankers:
Administration Services Fees	224	340
Front Ocean:
Administration Services Fees	460	341
Office Facilities:
Seatankers Management Norway AS	56	89
Frontline Management AS	214	199
Frontline Corporate Services Ltd.	129	86
Flex LNG Management Ltd	—	3
Golden Ocean Shipping Co Pte. Ltd.	58	55

Related party loans – associated companies

A summary of loans entered into with the associated companies are as follows:

(in millions of $)	River Box
Loans granted	45
Loans outstanding as of September 30, 2023	45

The loan to River Box is a fixed interest rate loan and is repayable in full on November 16, 2033 or earlier if River Box sells its assets.

Interest income received on the loans to associated companies is as follows:

	Nine months ended
(in millions of $)	September 30, 2023	September 30, 2022
River Box	3.4	3.4

Other related party transactions

The Company owned two VLCCs accounted for as direct financing leases, which were leased to Frontline Shipping. During the nine months ended September 30, 2022, the vessels were sold and delivered to an unrelated third party and a gain of $1.5 million was recognized on the sale of the two vessels. The Company also received an additional compensation payment of $4.5 million from Frontline Shipping, for early termination of the charters. (See also Note 2: Gain on Sale of Assets and Termination of Charters).

The Company also had a forward contract to repurchase 1.4 million shares of Frontline at a repurchase price of $16.7 million including accrued interest. The transaction had been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded within debt. In September 2022, the Company settled the forward contract in full and recorded the sale of the 1.4 million shares and the full extinguishment of the corresponding debt of $15.6 million. A net gain of $4.6 million was recognized in the Statement of Operations in respect of the settlement during the year ended December 31, 2022.

During the nine months ended September 30, 2023, the Company received dividend income of $1.1 million from NorAm Drilling (nine months ended September 30, 2022: $0.0 million).

For additional information on the shares and corporate bonds held, refer to Note 5: Investments in Debt and Equity Securities.

18.ALLOWANCE FOR EXPECTED CREDIT LOSSES

The Company records an allowance for expected credit losses based on an assessment of the impact of current and expected future conditions, inclusive of the Company's estimate of the potential impact of the Russian-Ukrainian war, the developments in the Middle East and significant global inflationary pressures on credit losses. The effect of these are subject to significant judgment and may cause variability in the Company’s allowance for credit losses in future periods. Movements in the allowance for expected credit losses may result in gains as well as losses recorded in income as changes occur in the balances of our financial assets and the risk profiles of our counterparties.

The following table presents the impact of the allowance for expected credit losses on the Company's balance sheet line items for the nine months ended September 30, 2023.

(in thousands of $)	Trade receivables	Other receivables	Related Party receivables	Investment in sales-type leases and leaseback assets	Other long-term assets	Total
Balance as of December 31, 2022	260	904	30	192	1,880	3,266
Change in allowance recorded in 'other financial items'	(227)	(380)	(6)	(115)	—	(728)
Balance as of September 30, 2023	33	524	24	77	1,880	2,538

The impact of the allowance for expected credit losses on the associates is disclosed in Note 10: Investment in Associated Companies.

19.COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	September 30, 2023	December 31, 2022
Vessels, rigs and equipment, net	2,567	2,460
Investments in sales-type leases and leaseback assets	59	119
Book value of consolidated assets pledged under ship mortgages	2,626	2,579

Assets with finance lease liabilities

(in millions of $)	September 30, 2023	December 31, 2022
Vessels under finance lease, net	584	615
Total book value	584	615

The Company has funded its acquisition of vessels, jack-up rig and harsh environment semi-submersible drilling unit through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired.

As of September 30, 2023, the Company had $2.1 billion of outstanding principal indebtedness under various credit facilities (December 31, 2022: $2.2 billion) and finance lease liabilities totaling $0.4 billion (December 31, 2022: $0.5 billion).

Other Contractual Commitments and Contingencies

The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd., Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, NorthStandard Limited (previously North of England P&I Association Limited and The Standard Club Europe Ltd) and The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members. The Company also has similar partially mutual insurance arrangements for its rigs.

As of September 30, 2023, the Company had signed a contract with a subsidiary of Galp Energia, S.A (“Galp Energia”) for the harsh environment semi-submersible rig Hercules. The contract is for two wells plus optional well testing and commenced in November 2023. Without any options, the duration is approximately 115 days including mobilization to Namibia.

Also as of September 30, 2023, the Company signed a contract with Equinor Canada Ltd. (“Equinor”) for the harsh environment semi-submersible rig Hercules. The contract is for one well plus one optional well and is expected to commence in the second quarter of 2024. The contract has a duration of approximately 200 days including transit time to and from Canada. The rig is expected to start mobilizing towards Canada immediately after completing the Galp Energia contract in Namibia.

Capital commitments

As of September 30, 2023, the Company had commitments under shipbuilding contracts to construct three newbuilding dual-fuel 7,000 CEU car carriers, totaling to $135.9 million (December 31, 2022: $209.7 million on four newbuilding car carriers). One of the vessels, Wolfsburg, was delivered in November 2023 (See Note 20: Subsequent Events). Delivery of the remaining two vessels is expected to take place in 2024. (Also, refer to Note 7: Capital Improvements, Newbuildings and Vessel Purchase Deposits).

The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

20.SUBSEQUENT EVENTS

On November 8, 2023, the Board of Directors declared a dividend of $0.25 per share which is payable in cash on or around December 28, 2023 to shareholders of record on December 15, 2023.

In November 2023, the Company took delivery of the Wolfsburg, the second of four newbuild 7,000 CEU dual-fuel car carriers. The vessel is currently performing a voyage charter for an Asia based operator from Asia to Europe, and thereafter the vessel will start its new 10-year time charter to Volkswagen Group.

SFL CORPORATION LTD
As used herein, “we,” “us,” “our” and “the Company” all refer to SFL Corporation Ltd. and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the nine months ended September 30, 2023

General

We are SFL Corporation Ltd., a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries located in Bermuda, Cyprus, Liberia, Norway, Canada, Singapore, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As of November 29, 2023, our assets consist of 15 dry bulk carriers, 32 container vessels (including seven chartered-in vessels), one jack-up drilling rig, one harsh environment semi-submersible drilling unit, six oil product tankers, seven crude oil tankers, five car carriers and two car carriers under construction expected for delivery in 2024, included in our wholly owned subsidiaries. We also partly own four chartered-in container vessels in our associated companies.

As of November 29, 2023, some of our long term customers included Golden Ocean Group Limited (“Golden Ocean”), Maersk A/S (“Maersk”), Maersk Sealand Pte Ltd (“Maersk Sealand”), MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), ConocoPhillips Skandinavia AS (“ConocoPhillips”), Phillips 66 Company (“Phillips 66”), Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd (“Evergreen”), Volkswagen Konzernlogistik Gmbh Co. OHG Wolfsburg (“Volkswagen”), Kawasaki Kisen Kaisha Ltd. (“K Line”), Trafigura Maritime Logistics Pte Ltd (“Trafigura”), Hapag-Lloyd AG (“Hapag-Lloyd”), Koch Shipping Pte Ltd (“Koch”), EUKOR Car Carriers Inc. (“Eukor”), Galp Energia, S.A (“Galp Energia”) and Equinor Canada Ltd (“Equinor”).

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

You should carefully consider the risks and other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, as well as those described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”).

Recent and Other Developments

Acquisitions, Deliveries, Capital Investments and Disposals

Acquisitions, Deliveries and Capital Investments

During the nine months ended September 30, 2023, we invested $120.2 million for a Special Periodic Survey (“SPS”), ballast water treatment systems and other capital upgrades performed on the harsh environment semi-submersible drilling rig Hercules. Following the completion of its SPS, the rig mobilized to Canada for a drilling contract with ExxonMobil which began in mid-July.

As of September 30, 2023, we had paid total installments and related costs of $102.0 million in relation to two dual-fuel 7,000 car equivalent unit (“CEU”) newbuilding car carriers, currently under construction. The first of the vessels was delivered in September 2023, while the second vessel was delivered in November 2023. The vessels are contracted to commence a 10-year time charter to Volkswagen Group.

As of September 30, 2023, we had paid total installments and related costs of $74.3 million in relation to another two dual-fuel 7,000 CEU newbuilding car carriers, currently under construction. The vessels are expected to be delivered in 2024 and will immediately commence a 10-year time charter to K Line.

Disposals

In March 2023 and April 2023, we sold and delivered the two Suezmax tankers, Glorycrown and Everbright, which were trading in the spot market, to an unrelated third party. Net sale proceeds of $84.9 million were received in connection with the transaction and recorded a gain of $16.4 million on the disposal.

In April 2023 and June 2023, we sold and delivered the two chemical tankers, SFL Weser and SFL Elbe, which were also trading in the spot market, to an unrelated third party for net sale proceeds of $19.4 million. We recorded a gain of $30,000 on the disposal and recorded an impairment loss of $7.4 million prior to the disposal.

In August 2023, we sold and delivered the VLCC, Landbridge Wisdom, which was accounted for as a 'leaseback asset', to Landbridge following exercise of the applicable purchase option in the charter contract. Net sales proceeds totaling $52.0 million were received from Landbridge and we recorded a gain of $2.2 million in connection with the transaction.

New Contracts, Extensions and Changes

In May 2023, we signed a contract with a subsidiary of Galp Energia for the harsh environment semi-submersible rig Hercules. The contract, which commenced in November 2023, is for two wells plus optional well testing. Without any options, the duration is approximately 115 days including the mobilization period.

In August 2023, we signed a new contract with a subsidiary of Equinor for the harsh environment semi-submersible rig Hercules. The contract is for one well plus one optional well, and is expected to commence in the second quarter of 2024, when the contract with Galp Energia terminates. The duration for the firm contract period is approximately 200 days including transit time to and from Canada.

In October 2023, Maersk declared an extension option for the 9,500 TEU container vessel Maersk Sarat until mid 2025.

In November 2023, the 14,000 TEU container vessel Savannah Express commenced a time charter contract with Hapag Lloyd for a duration of five years.

Corporate Debt and Lease Debt Financing

In February 2023, we issued $150.0 million in senior unsecured sustainability-linked bonds due 2027 in the Nordic market. The bonds pay a coupon of 8.875% per annum, and net proceeds were used to refinance existing bonds and for general corporate purposes.

In January 2023, we drew down $144.6 million for the financing of four Suezmax tankers. The facility bears interest at the compounded daily SOFR plus a margin and has a term of approximately three years.

Between January and March 2023, we bought back approximately $53.0 million of the 4.875% senior unsecured convertible bonds due 2023. The repurchases were made from surplus cash from the issuance of the new $150.0 million sustainability-linked bonds and as a result of favorable market conditions. The net outstanding balance of $84.9 million remaining after the repurchases were redeemed in full at the maturity of the bonds in May 2023.

In February 2023, we bought back approximately $29.4 million (NOK293.0 million) of the NOK700 million senior unsecured floating rate bonds due 2023. The repurchase was made from surplus cash from the issuance of the new $150.0 million sustainability-linked bonds and as a result of favorable market conditions. The net outstanding balance of $38.1 million (NOK407.0 million) remaining after the repurchases were redeemed in full at the maturity of the bonds in September 2023.

In April 2023, we entered into a sale and leaseback transaction via a Japanese operating lease with call option financing structure for $45.0 million for the financing of the car carrier, Arabian Sea. The vessel was sold and leased back for a term of approximately five years, with options to purchase the vessel at the end of the period.

Also in April 2023, we drew down $150.0 million for the refinancing of the harsh environment jack-up drilling rig, Linus. The facility bears a fixed interest rate and has a term of three years.

In May 2023, we entered into a sale and leaseback transaction via a Japanese operating lease with call option financing structure for $38.5 million for the financing of the 2,500 TEU container vessel, Maersk Pelepas. The vessel was sold and leased back for a term of nearly nine years, with options to purchase the vessel in approximately six and seven years.

In May 2023, we drew down $150.0 million and a further $8.4 million for the refinancing of the harsh environment semi-submersible rig, Hercules. The facilities bear interest at the compounded daily SOFR plus a margin and have a term of approximately three years.

Also in May 2023, we drew down $32.5 million on pre-delivery facilities in relation to two car carriers under construction. The pre-delivery facilities bear interest at the compounded daily SOFR plus a margin and are repayable upon delivery of the vessels in 2024.

In September 2023, we entered into a sale and leaseback transaction via a Japanese operating lease with call option financing structure for $72.2 million for the financing of the 7,000 CEU newbuild car carrier, Emden. The vessel was sold and leased back for a term of nearly 12 years, with options to purchase the vessel in approximately nine years.

Share Options

In February 2023, 440,000 options were awarded to officers, employees and directors pursuant to the Company's Share Option Scheme. The options vest over a three-year period and have a five-year term. The initial strike price was $10.34 per share and the first options will be exercisable beginning in February of 2024.

Shares Repurchase

In May 2023, the Board of Directors authorized the repurchase of up to an aggregate of $100 million of the Company's common shares, which is valid until June 30, 2024. The Company is not obligated under the terms of the program to repurchase any of its common shares and the program may be suspended or reinstated at any time at the Company's discretion and without notice.

During the nine months ended September 30, 2023, we repurchased a total of 1,095,095 shares, at an average price of approximately $9.27 per share, with principal amounts totaling $10.2 million.

Dividend

On February 15, 2023, the Board of Directors of the Company declared a dividend of $0.24 per share which was paid in cash on
March 30, 2023 to shareholders of record on March 15, 2023.

On May 15, 2023, the Board of Directors of the Company declared a dividend of $0.24 per share which was paid in cash on June 30, 2023 to shareholders of record on June 16, 2023.

On August 17, 2023, the Board of Directors of the Company declared a dividend of $0.24 per share which was paid in cash on September 29, 2023 to shareholders of record on September 14, 2023.

On November 8, 2023, the Board of Directors of the Company declared a dividend of $0.25 per share which is payable in cash on or around December 28, 2023 to shareholders of record on December 15, 2023.

Russian-Ukrainian Conflict

The conflict between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, and the United States and the European Union, among other countries, announced sanctions against the Russian government and its supporters. The United States Department of the Treasury’s Office of Foreign Assets Control (OFAC) administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-/Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin, investments in the Russian energy sector by U.S. persons, among other prohibitions and export controls. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. As of November 29, 2023, the Company’s charter contracts have not been materially affected by the events in Russia and Ukraine. However, it is possible that in the future third parties, with whom the Company has or will have charter contracts, may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Inflation

In light of the current and foreseeable economic environment, significant global inflationary pressures could increase the Company's operating, voyage, general and administrative and financing costs. We, like other shipping companies, are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to maintain good liquidity. We are always encouraging suppliers and service providers to lower rates and prices.

We therefore assume inflation in all of our investment decisions and attempt to mitigate cost inflation. We constantly monitor our fleet’s cost levels and employ a pool of different suppliers for the same services to get competitive pricing on services. However, there are no assurances that the effects of inflation would not have a material adverse impact on our business, financial condition, results of operation and cash flows.

Operating Results

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2023	September 30, 2022
Total operating revenues	542,713	472,576
Gain on sale of assets and termination of charters, net	18,670	13,228
Total operating expenses	(394,208)	(284,710)
Net operating income	167,175	201,094
Interest income	10,256	4,780
Interest expense	(124,730)	(80,217)
Other non-operating items, net	2	26,537
Equity in earnings of associated companies	2,155	2,120
Tax expense	(2,289)	—
Net income	52,569	154,314

Net operating income for the nine months ended September 30, 2023, was $167.2 million, compared with a net operating income of $201.1 million for the nine months ended September 30, 2022. The decrease is principally due to activities in respect of the harsh environment semi-submersible drilling rig Hercules in the nine months ended September 30, 2023. The Hercules was delivered from Seadrill in December 2022 and completed its SPS and related upgrade work in Norway in mid-June upon which it mobilized to Canada for a drilling contract with ExxonMobil. The rig started earning revenue in July 2023, upon commencement of the drilling operations. However, operating expenses for this rig were incurred and recognized during the nine months ended September 30, 2023.

The overall net income for the period decreased by $101.7 million for the nine months ended September 30, 2023, compared with the same period in 2022. This was mainly due to the decrease in net operating income described above and also an increase in interest expense by $44.5 million due to new loans obtained by the Company to finance the acquisition of vessels. Other non-operating items, decreased from $26.5 million gain in the nine months ended September 30, 2022 to $0.0 million gain in the nine months ended September 30, 2023, mainly due to mark-to-market adjustments on non-designated derivatives. In addition, tax expense of $2.3 million was reported in relation to Hercules in the nine months ended September 30, 2023, with no such expense in the same period in 2022.

Total operating revenues

Total operating revenues increased by 14.8% in the nine months ended September 30, 2023, compared with the same period in 2022.

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2023	September 30, 2022
Sales-type, direct financing leases and leaseback assets interest income	5,276	6,878
Service revenues from direct financing leases	—	1,746
Profit sharing income	9,773	20,943
Time charter revenues	388,492	349,778
Bareboat charter revenues	—	41,490
Voyage charter revenues	31,311	47,291
Drilling contract revenues	102,007	180
Other operating income	5,854	4,270
Total operating revenues	542,713	472,576

Sales-type, direct financing leases and leaseback assets interest income
Sales-type, direct financing leases interest income arose on nine container vessels on long term charters to MSC. In addition, the Company had leaseback interest income from one VLCC which was reported as a leaseback asset until its disposal in August 2023.

In general, sales-type leases, direct financing leases and leaseback assets interest income reduces over the terms of our leases. A greater proportion of rental payment is treated as repayment of investment in the lease or loan and progressively, as the capital is repaid, interest payments by the applicable lessee decreases. The 23% decrease in sales-type leases, direct financing leases and leaseback assets interest income in the nine months ended September 30, 2023 compared with the same period in 2022 was mainly a result of the sale of one VLCC, which was delivered back to Landbridge in August 2023, following the exercise of the applicable purchase option in the charter contract. In addition, we sold two crude oil tankers on charter to Frontline Shipping in April 2022 and one container vessel which was delivered back to MSC also in April 2022, following execution of the applicable purchase obligation in the charter contract.

Service revenues from direct financing leases
Service revenue arose on vessels chartered on direct financing leases to Frontline Shipping. In April 2022, the final two crude oil tankers on charter to Frontline Shipping were sold, hence there was no such revenue in the nine months ended September 30, 2023.

Profit share revenues
We have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a subsidiary of Golden Ocean, whereby we earn a 33% profit share above the base charter rates, calculated and paid on a quarterly basis. We recorded $0.0 million of profit share revenue under this arrangement in the nine months ended September 30, 2023 (nine months ended September 30, 2022: $2.7 million).

During the nine months ended September 30, 2023, we recorded $9.8 million from fuel saving arrangements relating to seven container vessels on charter to Maersk, due to the installation of scrubbers, and the November 2022 acquisition of one scrubber-fitted car carrier on charter to Eukor (nine months ended September 30, 2022: $18.3 million relating to seven container vessels).

Time charter revenues
During the nine months ended September 30, 2023, time charter revenues were earned by 23 container vessels, four car carriers, 15 dry bulk carriers, seven Suezmax tankers and six product tankers. The 11% increase in time charter revenues for the nine months ended September 30, 2023, compared to the nine months ended September 30, 2022, was mainly the result of the acquisition of one car carrier in September 2023, six Suezmax tankers, two product tankers, two container vessels and one car carrier in 2022.

Bareboat charter revenues
Bareboat charter revenues were earned by our vessels and rigs which were leased under operating leases on a bareboat basis. In the nine months ended September 30, 2023 we had no vessels or rigs on a bareboat basis, compared to two drilling rigs earning $41.5 million in bareboat charter revenues in the nine months ended September 30, 2022. The bareboat contracts of the two rigs with Seadrill were terminated in September 2022 for Linus and in December 2022 for Hercules and the rigs were redelivered to the Company.

Voyage charter revenues
During the nine months ended September 30, 2023, voyage charter revenues were earned by two Suezmax tankers, Glorycrown and Everbright, which were trading in a pool together with two similar tankers owned by Frontline, two chemical tankers and five dry bulk carriers which are sometimes chartered on a voyage-by-voyage basis. Between March 2023 and June 2023, we sold and delivered the two Suezmax tankers and two chemical tankers to unrelated parties. During the nine months ended September 30, 2022, voyage charter revenues were earned by two Suezmax tankers, Glorycrown and Everbright, which were trading in a pool together with two similar tankers owned by Frontline, two chemical tankers, one product tanker and two dry bulk carriers which were occasionally chartered on a voyage-by-voyage basis. Voyage charter revenues decreased by 34% in the nine months ended September 30, 2023, compared to the same period in 2022, mainly due to the sale of the two Suezmax tankers and two chemical tankers in the current year.

Drilling contract revenues
During the nine months ended September 30, 2023, we earned drilling contract revenues of $102.0 million from our two drilling rigs. In September 2022, Linus was redelivered from Seadrill to the Company. Concurrently, the drilling contract of Linus with ConocoPhillips was assigned from Seadrill to the Company and we started earning drilling contract revenue directly from ConocoPhillips. The Hercules was redelivered from Seadrill to the Company in December 2022 and began an SPS which lasted until June 2023. Following the completion of its SPS, the Hercules mobilized to Canada for a drilling contract with ExxonMobil which began in mid-July and was completed in September 2023. Subsequent to the quarter end, the rig mobilized to Namibia to commence a contract with Galp Energia for a duration of approximately 115 days.

Cash flows arising from sales-type leases, direct financing leases and leaseback assets

The following table analyzes our cash flows from the sales-type leases, direct financing leases and leaseback assets with Frontline Shipping, MSC and Landbridge and shows how they are accounted for:

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2023	September 30, 2022
Charter hire payments accounted for as:
Sales-type lease, direct financing lease and leaseback assets interest income	5,276	6,878
Service revenue from direct financing leases	—	1,746
Repayments from sales-type leases, direct financing leases and leaseback assets	11,120	13,107
Total payments received from sales-type, direct financing leases and leaseback assets	16,396	21,731

Gain on sale of assets and termination of charters

In the nine months ended September 30, 2023, a net gain of $18.7 million was recorded, arising from the disposal of two Suezmax tankers, Glorycrown and Everbright, two chemical tankers, SFL Weser and SFL Elbe and one VLCC, Landbridge Wisdom, previously on charter to Landbridge. (See Note 2: Gain on Sale of Assets and Termination of Charters).

During the nine months ended September 30, 2022, a net gain of $13.2 million was recorded in relation to the disposal of two VLCCs, Front Energy and Front Force, previously on charter to Frontline Shipping and one container vessel, MSC Alice, previously on charter to MSC. This gain includes $4.5 million compensation from Frontline Shipping due to early termination of the charters of the two crude oil tankers.

Operating expenses

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2023	September 30, 2022
Vessel operating expenses	136,214	131,078
Rig operating expenses	81,161	2,932
Depreciation	157,672	138,904
Administrative expenses	11,772	11,796
Vessel impairment charge	7,389	—
Total operating expenses	394,208	284,710

Vessel operating expenses include the day to day running costs and occasional voyage expenses for the container vessels, dry bulk carriers, crude oil tankers, product tankers and car carriers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from our two Suezmax tankers trading in a pool together with the two similar tankers owned by Frontline, two chemical tankers and five dry bulk carriers operating in the spot market during the nine months ended September 30, 2023. The two Suezmax tankers and two chemical tankers were sold between March and June 2023. In addition, vessel operating expenses include predelivery and drydocking costs and payments to Golden Ocean Management AS of $7,000 per day for each vessel chartered to Golden Ocean Charterer, in accordance with their respective vessel management agreements. In the nine months ended September 30, 2022, vessel operating expenses also included similar payments to Frontline Management of $9,000 per day for the two vessels chartered to Frontline Shipping until their sale in April 2022.

Vessel operating expenses increased by $5.1 million for the nine months ended September 30, 2023, compared with the same period in 2022. The increase is mainly due to the acquisition of one car carrier in September 2023 and six Suezmax tankers, two product tankers, one car carrier and two container vessels in 2022. The above is slightly offset by the sale of two Suezmax tankers and two chemical tankers in the nine months ended September 30, 2023. In addition, nine vessels had dry dock costs in the nine months ended September 30, 2023, compared to eight vessels in the same period in 2022.

Rig operating expenses include the day to day running costs for the harsh environment jack-up drilling rig Linus and the harsh environment semi-submersible drilling rig Hercules. The bareboat contracts of the two rigs with Seadrill were terminated in September 2022 for Linus and in December 2022 for Hercules and the rigs were redelivered to the Company.

Depreciation expenses relate to vessels and rigs owned by the Company or vessels chartered-in under finance leases, that are not accounted for as investments in sales-type leases and leaseback assets. The increase in depreciation of $18.8 million for the nine months ended September 30, 2023, compared to the same period in 2022, was mainly due to the acquisition of one car carrier in September 2023 and six Suezmax tankers, two product tankers, one car carrier and two container vessels in 2022, as well as Hercules rig capitalized SPS costs, ballast water treatment systems and other capital upgrades. The above is slightly offset by the sale of two Suezmax tankers and two chemical tankers in the nine months ended September 30, 2023.

The decrease in administrative expenses for the nine months ended September 30, 2023 is mainly due to more favorable foreign exchange translations on non US dollar denominated administrative costs, compared with the same period in 2022.

In the nine months ended September 30, 2023, an impairment charge of $7.4 million was recorded on two chemical tankers which were subsequently sold. In the nine months ended September 30, 2022, no impairment charge was recorded.

Interest income

Total interest income increased by $5.5 million for the nine months ended September 30, 2023, compared to the same period in 2022, mainly due to higher interest received on bank and short term deposits.

Interest expense

	Interest expense (in thousands of $)		Total borrowings and lease liabilities (in millions $)
	Nine months ended		As of
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Interest on US$ floating rate loans	56,890	29,389	1,000.6	1,379.8
Interest on US$ fixed rate loan	6,042	—	149.3	—
Interest on NOK700 million senior unsecured floating rate bonds due 2023	2,458	3,438	—	64.3
Interest on NOK700 million senior unsecured floating rate bonds due 2024	4,010	3,296	65.1	63.8
Interest on NOK600 million senior unsecured floating rate bonds due 2025	3,413	2,447	55.3	49.6
Interest on 4.875% senior unsecured convertible bonds due 2023	1,746	5,042	—	137.9
Interest on 7.25% senior unsecured sustainability-linked bonds due 2026	8,156	8,156	150.0	150.0
Interest on 8.875% senior unsecured sustainability-linked bonds due 2027	8,838	—	150.0	—
Interest on lease debt financing	15,430	3,722	515.0	161.8
Interest on finance lease obligations	16,018	17,848	433.0	486.0
Swap interest	(3,958)	1,585	—	—
Other interest and debt	—	378	—	30.0
Amortization of deferred charges	5,687	4,916	—	—
Total	124,730	80,217	2,518.3	2,523.2

Interest expense for the nine months ended September 30, 2023, was $124.7 million compared with $80.2 million for the nine months ended September 30, 2022. The increase in interest expense for the nine months ended September 30, 2023, compared to the same period in 2022, is due to new loans obtained by the Company for the vessels purchased in 2022 and the increased interest rates in the period for floating rate debt and refinanced fixed loans. The daily SOFR rate was an average of 4.90% in the nine months ended September 30, 2023 compared to an average of 1.70% for the U.S. dollars three-month LIBOR in the nine months ended September 30, 2022. Changes in interest related to the bonds are due to changes in foreign currency exchange rate, new bond issuances, repayments and redemptions. These include the 4.875% convertible notes due 2023 and the NOK700 million floating rate bonds due 2023 which were repaid during the nine months ended September 30, 2023 and the interest expenses from the 8.875% senior unsecured sustainability-linked bonds due 2027 which the Company issued in February 2023.

The interest expense on lease debt financing in the nine months ended September 30, 2023 is increased compared to the same period in 2022, due to financing arrangements obtained by the Company for the vessels purchased in 2023 and 2022.

As of September 30, 2023, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $0.4 billion of floating rate debt at a weighted average rate excluding margin of 1.28% per annum (September 30, 2022: $0.6 billion of floating rate debt fixed at a weighted average rate excluding margin of 2.09% per annum). The decrease in swap interest expense is due to swap contracts reaching maturity and also due to fluctuations in interest rates.

Other interest expense for the nine months ended September 30, 2022, mainly arose from the sale and subsequent forward contract to repurchase shares which was accounted for as a secured borrowing. The forward contract was terminated in September 2022. Other interest expense for the nine months ended September 30, 2022 also includes interest on a $30.0 million loan facility provided in connection with a share lending agreement in respect of 8,000,000 shares of the Company.

The above finance lease interest expense represents the interest portion of our finance lease obligations on seven vessels (September 30, 2022: seven vessels) under a sale and leaseback transaction with an Asia based financial institution. The reduction in finance lease interest expense in the nine months ended September 30, 2023 compared to the same period in 2022, is due to repayments in finance lease obligations.

Other non-operating items

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2023	September 30, 2022
Loss on repurchase of bonds and extinguishment of debt	(540)	—
Dividends received from related parties	1,090	—
(Loss)/Gain on investments in debt and equity securities	(518)	13,093
Other financial items, net	(30)	13,444
Total other non-operating items	2	26,537

The loss on repurchase of bonds and extinguishment of debt in the nine months ended September 30, 2023, relate to the buyback of 4.875% senior unsecured convertible bonds due 2023 and NOK700 million senior unsecured floating rate bonds due 2023.

In the nine months ended September 30, 2023, we received dividends of $1.1 million from NorAm Drilling (nine months ended September 30, 2022: $0.0 million).

The loss on investments in debt and equity securities in the nine months ended September 30, 2023 relates to a mark to market loss of $0.5 million in the value of NorAm Drilling shares. The gain on investments in debt and equity securities in the nine months ended September 30, 2022, principally relates to a mark to market gain of $2.6 million on Frontline shares, a further mark to market gain of $3.7 million in the value of NorAm Drilling shares, a gain of $2.3 million recognized on the redemption of NT Rig Holdco 12% bonds and NT Rig Holdco 7.5% bonds and a gain of $4.6 million recognized on the redemption of Frontline shares.

Net gain recorded in other financial items decreased by $13.5 million for the nine months ended September 30, 2023, compared to the same period in 2022, principally related to a $21.2 million negative movement in the mark-to-market adjustments on non-designated derivatives. The adverse movement was partially offset by $5.5 million higher interest income in the nine months ended September 30, 2023, compared to the same period in 2022.

As reported above, certain assets were accounted for under the equity method in 2023 and 2022. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Equity in earnings of associated companies

River Box Holding Inc. (“River Box”) holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The Company holds 49.9% ownership in River Box and is accounted for under the equity method. (Refer to Note 10: Investment in Associated Companies). The net income of the River Box group is included under “Equity in earnings of associated companies” during the nine months ended September 30, 2023 and September 30, 2022. The total equity in earnings of associated companies in the nine months ended September 30, 2023, was $2.2 million (nine months ended September 30, 2022: $2.1 million).
Tax expense

In the nine months ended September 30, 2023, we recorded a tax expense of $2.3 million in relation to the operations of the harsh environment semi-submersible drilling rig Hercules in Canada.

Seasonality

A large part of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. The Linus is contracted to ConocoPhillips until 2028 and the Hercules is currently contracted on a short term basis. Our dry bulk carriers on charter to Golden Ocean are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have seven dry bulk carriers trading in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels. In addition, there could be volatility affecting fuel savings earnings on the scrubber related profit sharing arrangement included in the charter agreements of seven container vessels on charter to Maersk, one scrubber-fitted car carrier on charter to Eukor and seven Capesize bulk carriers on charter to Golden Ocean. The fuel savings will depend on the relevant price difference between International Maritime Organization (“IMO”) compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

Liquidity and Capital Resources

As of September 30, 2023, we had total cash and cash equivalents of $118.0 million and investments in equity securities of $6.2 million.

In the nine months ended September 30, 2023, we generated cash of $262.2 million net from operations, used $43.7 million net in investing activities and used $288.8 million net in financing activities.

Cash flows provided by operating activities for the nine months ended September 30, 2023 increased to $262.2 million, from $246.6 million for the same period in 2022, mainly due to changes in operating income received and the timing of charter hire and trade and other receivables.

Investing activities used cash of $43.7 million in the nine months ended September 30, 2023, compared to $288.0 million in the same period in 2022. The decrease in cash used for investing activities for the nine months ended September 30, 2023 is mainly due to an outflow of $200.8 million to fund the SPS and capital upgrades of Hercules and newbuilding installments of four car carriers, one of which was delivered in September 2023, compared to an outflow of $374.0 million in the nine months ended September 30, 2022 to fund capital improvements, newbuilding installments of four car carriers and the acquisition of four Suezmax tankers, two product tankers and one newbuild eco-design feeder container vessel. There was also an increase in the inflow of cash of $156.2 million in the nine months ended September 30, 2023 from the sale of one VLCC, two Suezmax tankers and two chemical tankers, compared to an inflow of cash of $83.3 million from the sale of two crude oil tankers and one container vessel in the comparable period in 2022. In addition, there was a decrease of $6.2 million in cash used for swap collateral deposits in the nine months ended September 30, 2023, compared to the comparable period in 2022. Also in 2022 we received $7.9 million from proceeds from the redemption of available-for-sale debt securities, with no such proceeds in the nine months ended September 30, 2023.

Net cash used in financing activities for the nine months ended September 30, 2023 was $288.8 million, compared to net cash provided of $66.1 million in the same period in 2022. This was mainly the result of an increase in cash outflows for debt repayments to $720.3 million in the nine months ended September 30, 2023, compared to $406.1 million in the same period in 2022. In addition there was an outflow of $205.8 million from the repurchases and subsequent redemption of the Company's bonds in the nine months ended September 30, 2023, with no such payments in the nine months ended September 30, 2022. Also in the nine months ended September 30, 2023, there was a cash outflow of $20.4 million from payments for settlement of NOK swaps and a cash outflow of $10.2 million from repurchases of Company shares, with no such payments in the nine months ended September 30, 2022. These aggregate financing outflows were partly offset by an inflow from debt proceeds amounting to $811.5 million in the nine months ended September 30, 2023, compared to $597.4 million in the comparable period in 2022.

There was also an increase of $8.9 million in the cash dividend amounts paid by the Company in the nine months ended September 30, 2023, compared to the same period in 2022.

In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity, debt or hybrid securities from time to time.

The following table presents an overall summary of our borrowings as of September 30, 2023.

As of September 30, 2023
(in millions of $)	Outstanding balance
Unsecured borrowings:
7.25% senior unsecured sustainability-linked bonds due 2026	150.0
8.875% senior unsecured sustainability-linked bonds due 2027	150.0
NOK700 million senior unsecured floating rate bonds due 2024	65.1
NOK600 million senior unsecured floating rate bonds due 2025	55.3
Total bonds	420.4
Lease debt financing	515.0
U.S. dollar denominated floating rate debt due through 2029	1,000.6
U.S. dollar denominated fixed rate debt due 2026	149.3
Total borrowings	2,085.3
Finance lease liabilities	433.0
Finance lease liabilities in associated companies (1)	200.8
Total borrowings and lease liabilities	2,719.1

(1) This represents 49.9% of the finance lease liabilities in the associated companies within River Box.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of September 30, 2023, the Company was in compliance with all of the covenants under its long-term debt facilities.

Security and Collateral

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as of November 29, 2023, excluding three container vessels.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.

SFL Corporation Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

▪the strength of world economies and currencies;
▪the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
▪the Company’s ability to generate cash to service its indebtedness;
▪the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;
▪the availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future to fund capital expenditures, acquisitions and other general corporate activities and the Company's ability to comply with the restrictions and other covenants in its financing arrangements;
▪the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;
▪general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
▪prolonged or significant downturns in the tanker, dry-bulk carrier, container and/or offshore drilling charter markets;
▪the volatility of oil and gas prices, which effects, among other things, several sectors of the maritime, shipping and offshore industries, including oil transportation, dry bulk shipments, oil products transportation, car transportation and drilling rigs;
▪a decrease in the value of the charter-free market values of the Company’s vessels and drilling units;
▪an oversupply of vessels, including drilling units, which could lead to reductions in charter hire rates and profitability;
▪any inability to retain and recruit qualified key executives, key employees, key consultants or skilled workers;
▪the potential difference in interests between or among certain of the Company’s directors, officers, key executives and shareholders, including Hemen Holding Limited, or Hemen, our largest shareholder;
▪the risks associated with the purchase of second-hand vessels;
▪the aging of the Company’s fleet which could result in increased operating costs, impairment or loss of hire;
▪the adequacy of insurance coverage for inherent operational risks, and the Company’s ability to obtain indemnities from customers, changes in laws, treaties or regulations;
▪changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;

▪the supply of and demand for oil and oil products and vessels, including drilling rigs, comparable to ours, including against the background of the possibility of accelerated climate change transition worldwide, including shifts in consumer demand for other energy resources could have an accelerated negative effect on the demand for oil and thus its transportation and drilling;
▪changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods and resulting changes to trade patterns;
▪delays or defaults by the shipyards in the construction of our newbuildings;
▪technological innovation in the sectors in which we operate and quality and efficiency requirements from customers;
▪technology risk associated with energy transition and fleet/systems rejuvenation to alternative propulsions;
▪governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers;
▪potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
▪the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance, or ESG, practices;
▪increased inspection procedures and more restrictive import and export controls;
▪the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations imposed by the U.S. government, the EU, the United Nations or other governments against the Company or any of its subsidiaries;
▪compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
▪changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;
▪fluctuations in currencies and interest rates such as Norwegian Inter-Bank Offer Rate, or NIBOR, and Secured Overnight Financing Rate, or SOFR;
▪the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates, may have on our floating interest rate debt instruments;
▪the volatility of prevailing spot market charter rates, which effects the amount of profit sharing payment the Company receives under charters with Golden Ocean Group Limited, or Golden Ocean, and other charters;
▪the volatility of the price of the Company’s common shares;
▪changes in the Company’s dividend policy;
▪the future sale of the Company’s common shares or conversion of the Company’s convertible notes;
▪the failure to protect the Company’s information systems against security breaches, or the failure or unavailability of these systems for a significant period of time;
▪the entrance into transactions that expose the Company to additional risk outside of its core business;
▪difficulty managing planned growth properly;
▪the Company’s incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
▪shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
▪dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
▪the potential for shareholders to not be able to bring a suit against the Company or enforce a judgement obtained against the Company in the United States;
▪treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
▪being required to pay taxes on U.S. source income;
▪the Company’s operations being subject to economic substance requirements;
▪the exercise of a purchase option by the charterer of a vessel or drilling unit;
▪potential liability from future litigation, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
▪increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
▪the impact on the demand for commercial seaborne transportation and the condition to the financial markets and any noncompliance with the amendments by the International Maritime Organization (“IMO”), the United Nations agency for maritime safety and the prevention of pollution by vessels, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and has applied to us since January 1, 2020;
▪the arresting or attachment of one or more of the Company’s vessels or rigs by maritime claimants;
▪damage to storage, receiving and other shipping inventories’ facilities;
▪impacts of supply chain disruptions and market volatility surrounding the impacts of the Russian-Ukrainian conflict, the developments in the Middle East, and significant global inflationary pressures;

▪potential requisition of the Company’s vessels or rigs by a government during a period of war or emergency;
▪world events, political instability, international sanctions or international hostilities, including the ongoing conflict between Russia and Ukraine, the developments in the Middle East and potential physical disruption of shipping routes as a result thereof; and
▪other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, as well as those described from time to time in the reports filed by the Company with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD

Date: November 29, 2023

By:	/s/ Aksel C. Olesen
Name: Aksel C. Olesen
Principal Financial Officer